UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number: 001-35135

Sequans Communications S.A.

(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle

92700 Colombes, France

Telephone : +33 1 70 72 16 00

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Preliminary Fourth Quarter 2017 Financial Results and First Quarter 2018 Revenue Expectations

Sequans Communications S.A. (the “Company”) expects revenue for the quarter ended December 31, 2017 to be in the range of $11.1 to $11.3 million, which is within its previous guidance of $11 to $13 million, with non-IFRS gross margin to be above 40%. Based on this revenue range and expected gross margin, the Company expects its non-IFRS net loss per diluted share/ADS to be between ($0.07) and ($0.08) for the quarter ended December 31, 2017, which also is within its previous guidance of between ($0.06) and ($0.08). Non-IFRS net loss guidance excludes the impact of stock-based compensation, non-cash fair-value and effective interest adjustments related to our convertible debt and other financings, and any other relevant non-cash or non-recurring expenses. The Company’s forecasts are preliminary estimates and subject to change upon the completion of our quarter and year-end financial reporting processes and review.

Further, the Company expects revenue for the quarter ended March 31, 2018, which is typically impacted by seasonality, to be approximately flat with the quarter ended December 31, 2017.

The Company’s preliminary financial results for the quarter ended December 31, 2017 and projections for the quarter ended March 31, 2018 are based on current assumptions, including that deliveries to customers meet current expectations. Investing in the Company’s ADSs involves a high degree of risk. Please refer to, and carefully consider, the risk factors discussed in Item 3.D of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 and in the Company’s preliminary prospectus supplement dated January 16, 2018 and prospectus dated December 22, 2017 under our Registration Statement on Form F-3 (File No. 333-221919).

Forward Looking Statements

This Current Report on Form 6-K release contains projections and other forward-looking statements regarding future events or our future financial performance. All statements other than present and historical facts and conditions contained in this Form 6-K, including any statements regarding the Company’s future performance, results of operations and financial positions, business strategy, plans and our objectives for future operations and potential strategic partnerships, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995). These forward-looking statements are only predictions and reflect the Company’s current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. Further, because the Company has not completed its quarter-end fiscal close for the quarter ended December 31, 2017, the projections noted above concerning our expected revenues, gross margin and non-IFRS net loss per diluted share/ADS for the quarter ended December 31, 2017 and quarter ended March 31, 2018 are preliminary estimates which may change.

The Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which the Company competes and in which our products are sold, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) the Company’s inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which the Company’s quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) the Company’s inability to anticipate the future market demands and future needs of our customers, (viii) the Company’s inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) the Company’s inability to enter into and execute on strategic alliances, (x) the impact of natural disasters on the Company’s sourcing operations and supply chain, and (xi) other factors detailed in documents the Company files from time to time with the Securities and Exchange Commission. Forward-looking statements in this Form 6-K are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)

Date: January 16, 2018	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer